

OFFERING MEMORANDUM

facilitated by



The Coach Eatery Co.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	The Coach Eatery Co.
State of Organization	VA
Date of Formation	12/08/2020
Entity Type	Corporation
Street Address	907 W MAPLE AVE, sterling VA, 37115
Website Address	https://www.instagram.com/thecoach_eatery/

(B) Directors and Officers of the Company

Key Person		Jonathan Perez
Position with the Company		
	Title	CEO
	First Year	2020
Other business experience (last three years)		Nov. 2018-Jan. 2020 Explorer Group LLC Burke & Wills/Manhattan Cricket Club New York, NY Executive Chef ⬜ Oversaw dinner and brunch services, as well the food production and execution of private events and cocktail parties. ⬜ Research & development of dishes and menu concepts ⬜ Supervision BOH/FOH staff ⬜ Scheduling ⬜ Food cost and labor cost ⬜ Maintain kitchen to ensure state/city sanitary and safety standard are met. ⬜ Inventory and ordering May 2017- March 2018 Kingside New York, NY Chef de Cuisine ⬜ Oversaw breakfast, lunch, dinner and brunch service, as well the food production and execution of private events and cocktail parties. ⬜ Research & development of dishes and menu concepts ⬜ Supervision BOH staff ⬜ Scheduling ⬜ Food cost and labor cost ⬜ Maintain kitchen to

	ensure state/city sanitary and safety standard are met. ⬜ Inventory and ordering Oct. 2016- April 2017 Petrossian Restaurant New York, NY Chef de Partie ⬜ Production and execution for lunch, dinner and brunch service, as well for private events and cocktail parties. ⬜ Assist in research & development of dishes and menu concepts ⬜ Maintain station to ensure state/city sanitary and safety standard are met July 2015- Aug. 2016 Burke and Wills New York, NY Sous Chef ⬜ Oversaw lunch, dinner and brunch services, as well the food production and execution of private events and cocktail parties. ⬜ Research & development of dishes and menu concepts ⬜ Supervision BOH staff ⬜ Maintain kitchen to ensure state/city sanitary and safety standard are met. ⬜ Inventory and ordering April 2006- June 2014 Restaurant Associates (Compass Group) New York, NY/Washington DC Chef/Manager ⬜ Oversaw the food production and execution of corporate café and EDR, office catering. ⬜ Creation of menus and innovating food programs. ⬜ Supervision of 6-22 employees ⬜ Maintain kitchen, dining and pantry areas to ensure state and corporate sanitary and safety standard are met. ⬜ Manage company pantries to ensure beverage and snack are maintain. ⬜ Supervision of product & labor cost (P&L and spend Accounts) ⬜ Responsible for product research, ordering and inventory. ⬜ Direct client & guest relations Nov. 2005- April 2006 Agata and Valentina Food Bar New York, New York Chef de Garde Manger April 2004- Oct. 2005 The Mark Hotel (Mandarin Oriental Hotel Group) New York, New York Cook Tournant Jan. 2003- April 2004 Daniel's New York, New York Commit Nov. 2001- April 2004 Balthazar Restaurant New York, New York Tournant

Key Person	Diana Rodriguez
Position with the Company Title First Year	COO 2020
Other business experience	**Internal Medicine of New Canaan** 07/2018 - Present

(last three years)	Certified Medical Assistant
	White Plains Hospital 12/2017 - 07/2018
	Certified Medical Assistant (Temp)
	Chesterfield County Jail
	03/2017 - 12/2017
	Certified Medical Assistant
	- Handle all the documentations and charts of all the inmates. - Filing charts - Making calls for medical records - Updating number of Mental Health patients daily
	OBGYN Associates 06/2016 - 03/2017
	Certified Medical Assistant
	• Excellent customer service; Checking patient in and out of the clinic • Scheduling appointments • Calling to verify for future appointments • Checking Eligibility • Documentation of lab work results • Administered injections on the patients • Developed Excel tracking systems for data management and inventory • Obtained vital signs
	Arthritis and Rheumatology Clinical Center 10/2015- 02/2016

Medical Assistant/Laser Therapist

- Handled Prior Authorizations for Specialty medication (Cimzia; Prolia; Enbrel; Orencia; etc)

- Provided Laser Therapy to patient with Arthritis, joint pain, carpal tunnel

- Excellent customer service; Checking patient in and out of the clinic

- Scheduling appointments

- Calling to verify for future appointments

- Checking Eligibility

Icings by Claires

01/2012-5/2014

Assistant Manager

- Managed employees work schedule

- Managed employee paychecks

- Excellent customer service; made sure customers left happy with whatever they need

- Daily store bank cashing

VDH Department

06/2011-01/2012

Front Desk Administrator

- Made certified copies of their birth certificates, Marriage, Divorce or/and family Death certificate.

- Utilized computer skills; private documentation; filing

Dr. Buschans Medical Office Reston VA 03/2011-06/2011

Medical Assistant/Administrative Assistant

- Administered injections on the patients.

- Verifying patients insurance and their eligibility

- Checking patients In and Out

- Assisted with Phlebotomy

- Documentation of lab work results

Applied Neuropsychological Services Fairfax VA

06/2010 - 03/2011

Medical Administrative Assistant

- Scheduled patient medical appointments

- Processed claim forms, patient payments; verified patient medical insurance

- Managed and tracked doctor profiles and filing systems

- Tracked all telephone calls and contacts efficiently

- Developed Excel tracking systems for data management and inventory

- Performed additional administrative tasks as required

Key Person	Alejandro Perez

Position with the Company	
Title	CFO
First Year	2021

Other business experience (last three years)	AIRCRAFT MAINTENANCE TECHNICIAN United States Air Force - Marysville, CA // February 2013 – Present – Documentation – filing – maintenance – account handling – ordering – upkeep BOOSTER CLUB (President, Treasurer) Davis Monthan AFB - Tucson, AZ // September 2013 – 2016 – Created financial reports and supported all areas. – Managed a $5,000 - $30,000 budget. – Analyzed, examined, and interpreted account records, compiled financial information, and reconciled reports and financial data – Performed process analysis and communicated recommendations to management – Process journal entries and perform accounting corrections to ensure accurate records ADMINISTRATIVE ASSISTANT RD Cargo // January 2010 – February 2013 – Filing – account handling – accounts receivable – accounts payable – scheduling – documentation – data entry – communication support – time management – cargo planning – budgeting BANK TELLER (Citi Bank) Queens, New York // 2011 – 2013 – Process standard teller transactions for customers including servicing client accounts, accepting loan payments, managing safe deposit box payments, cashing checks, balancing cash drawers, handling night deposits, correcting discrepancies. – Balance Automated Teller machines, Teller Cash Dispensers (TCDs)/ Teller Cash Recyclers (TCRs) often totaling more than $100,000. – Process 25+ customer transactions per hour with extreme attention to detail. – Selling and redeeming U.S. Savings Bonds applications to the Federal Reserve as needed. – Respond to customer account inquiries totaling 130+ weekly accounts

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Perez	25%
Diana Rodriguez	25%
Alejandro Perez	25%

(D) The Company's Business and Business Plan

The Team

Jonathan Perez, CEO / Chef de Cuisine

Alex Perez, CFO

In the last 10 years I served in the United States Air Force. During my time in the military I gained much experience and traveled to many different parts of the world. I worked hard to learn as much as I can and to prepare myself for my future as a civilian. When my brother and I spoke about what was happening the past year we set out to show the world how things can be done differently and our answer to that is The Coach.

Business Model

During the past year we saw how not reacting quickly can really hurt an industry, so we set out to see how a restaurant can be sustainable, adaptable, eco-friendly and cutting edge. The Coach gives us a solution: the ability to adapt to our current environment while providing our guests with great eats and a modern take on hospitality. By learning from the past, thinking outside the box, and appealing to all generations, we fully expect to see this concept grow.

- Customer Service
- Great Products
- Environmentally Conscience
- Community

Our Mission

We have set out to create a sustainable concept for restaurants. In 2020, we saw how stagnation in an industry can destroy it. As times change every industry must also change and improve in order to stay relevant. We have redefined how people think about dining, by using modern technology to improve customer service, reducing our ecological footprint, and bringing confidence back to buyers.

- Eco-Friendly
- Sustainable
- Adaptable

Location

Sterling is located in Loudon County, Virginia

- Just 30 miles northeast of Washington, D.C.
- An ideal location for professionals who want to live close to the city and the historical roots of Virginia

The Space

- We have taken two old concepts and combined them to create a new type of dining

- By combing indoor dining with the concept of a food truck, we have created The Coach

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 12, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Advertising/Marketing	$0	$5,000
Salaries	$0	$10,000
Rent/Utilities	$20,000	$30,000
Space build-out	$10,000	$20,000
Equipment	$12,000	$15,000
Technology	$0	$5,000
Operating Capital	$5,000	$9,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE

CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.0%[2]
Payment Deadline	2026-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.56%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$62,500	1.9%
$75,000	2.2%
$87,500	2.6%
$100,000	3.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Stock
Number of Shares Outstanding	15,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	These Securities have voting rights Comparison: Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Perez	25%
Diana Rodriguez	25%
Alejandro Perez	25%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Coach Eatery Co.'s fundraising. However, The Coach Eatery Co. may require additional funds from alternate sources at a later date.

No operating history

The Coach Eatery Co. was established in December 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,024,728	$1,127,201	$1,206,105	$1,266,410	$1,304,402
Cost of Goods Sold	$412,636	$453,899	$485,671	$509,954	$525,252
Gross Profit	$612,092	$673,302	$720,434	$756,456	$779,150
EXPENSES					
Rent	$96,000	$98,400	$100,860	$103,381	$105,965
Utilities	$36,000	$36,900	$37,822	$38,767	$39,736
Salaries	$172,800	$190,080	$203,385	$213,554	$219,960
Insurance	$1,800	$1,845	$1,891	$1,938	$1,986
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Taxes	$134,484	$137,846	$141,292	$144,824	$148,444
Operating Profit	$162,608	$199,621	$226,360	$244,948	$253,790

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V